Shareholder Supporting Memo and

Rebuttal to Kinder Morgan’s Opposition Statement to

Stockholder Proposal Regarding Methane Emissions

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  10 Dixon Avenue, Woodstock, NY 12498

Stockholder Proposal Regarding Methane Emissions

This proposal has been filed by Helen Hamada, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Kinder Morgan, Inc.’s policies regarding methane emissions from Kinder Morgan’s oil/gas production as well as its large gas distribution and transport operations.  Miller/Howard is asking the company to review and report on its policies, practices, and metrics related to the company’s methane emissions risk management strategy.

Miller/Howard has filed similar proposals with the company for the past two years.  Support for the proposal has grown each year with last year’s support garnering over 22% of the vote FOR the proposal.

We acknowledge and commend Kinder Morgan for establishing an Environmental, Health & Safety Committee in 2015.  However, the establishment of the committee has not significantly altered how the Company addresses methane emissions, nor improved its disclosures to investors.  We additionally commend the Company for its participation in various voluntary reporting trade organizations and regulatory entities.  However, reporting to these organizations and regulatory entities does not provide the detailed disclosure that investors are seeking with regard to policies, practices and metrics that can provide insight as to how the Company is managing its methane emissions.

Background

Methane is the primary component of natural gas and accounts for approximately 10% of total U.S. greenhouse gas (GHG) emissions.1  According to the Environmental Defense Fund (“EDF), “about 25% of the manmade global warming we are experiencing today is caused by methane emissions.”2  Although methane does not linger in the atmosphere as long as carbon dioxide, it absorbs and traps heat more than carbon dioxide.3  The Environmental Protection Agency (EPA) represents that methane emissions from the oil and gas industries account for more than 29% of U.S. methane emissions.4  Methane emissions in this context include intentional and unintentional methane releases from oil and gas production and transportation.

Methane emissions occur throughout the value chain of the natural gas industry – from production, processing, transmission and distribution.  Unintentional/fugitive methane emission sources include emissions from newly producing well heads as well as leaks in pipes, valves, and fittings from both production equipment and transportation infrastructure.5 Methane may also be released intentionally by equipment design (for example, from pressure relief valves in pipeline systems).  Methane missions from distribution account for 18% of total oil and gas methane emissions.6

Methane is often emitted by equipment failures, such as the recent massive gas leak at Aliso Canyon, which reportedly released an estimated 96,000 metric tonnes of methane into the atmosphere.7  Additionally, figures recently released by the EPA confirm that methane emissions in the United States are far higher than previously understood. These new figures do not include emissions from the Aliso Canyon event. 8

In August of 2015, the EPA proposed new regulations that would cut methane emissions 40 to 45% from 2012 levels.  However, these new rules will only apply to new natural gas infrastructure, not existing wells and pipelines that continue to emit methane.9

Our Rebuttal and Rationale for a YES vote follows:

Methane Emissions
Implementing the Proposal would allow investors to better assess the Company’s exposure to unnecessary economic loss from leaking gas, regulatory risk (i.e. the Company’s ability to respond quickly and economically to a change in policy), and potential environmental liabilities, such as leaks and pipeline ruptures.  Absent increased disclosure, shareholders are unable to effectively assess fugitive methane risk.  A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

1 https://www3.epa.gov/climatechange/ghgemissions/gases.html
2 https://www.edf.org/methane-other-important-greenhouse-gas
3 Ibid.
4 http://epa.gov/climatechange/ghgemissions/gases/ch4.html
5 http://www.edf.org/sites/default/files/mdc_rfp_final.pdf
6 https://www3.epa.gov/gasstar/basic-information/
7 https://www.edf.org/climate/aliso-canyon-leak-sheds-light-national-problem
8 https://www.technologyreview.com/s/600914/americas-methane-crisis-just-got-worse/
9 http://www.theatlantic.com/business/archive/2015/08/epa-methane-emissions-oil-gas-industry/401651/

Additionally, providing detailed disclosure is in the interest of the Company, as it provides management the opportunity to explain what its various efforts to address methane emissions accomplish overall.  Anecdotes and qualitative mentions of participation in voluntary government programs do not provide the factual data shareholders require to make investment evaluations, nor the metrics that enable the Company to assess the efficacy of current programs.

A recent report published by EDF, “Rising Risk: Improving Methane Disclosure in the Oil and Gas Industry,” points to the current state of reporting by the industry.  The EDF conducted an analysis of 40 of the largest U.S. oil and gas producers, including 25 midstream companies, finding that “zero companies disclose reduction targets and few report methane-related data.”10

Methane emissions devalue the theory that natural gas delivers cleaner, low-cost energy, and have additionally drawn increased public scrutiny from environmental health groups, and state and federal policymakers, and possibly impacting a company’s social license to operate.11

Currently, there is no disclosure of the methodology for how Kinder Morgan is measuring methane emissions. Without detailed, quantitative disclosure, it is impossible to determine if current methodologies fall short in impact, deployment, cost, or efficacy.

We argue that Kinder Morgan has the responsibility to provide this information to its shareholders in a complete report using quantitative data, including what the Company is currently doing to capture its vented or leaking methane.

Conclusion:

Investors have no way to analyze and evaluate Kinder Morgan, Inc.’s efforts, without appropriate disclosure.  In order for shareholders to fully evaluate methane risk, we strongly believe that the Board of Directors needs to prepare a report to shareholders describing how the Company is managing and will manage methane leakage risk.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies.

For all the reasons provided above, we strongly urge you to vote FOR this proposal.

10 http://business.edf.org/files/2016/01/rising_risk_full_report.pdf
11 Ibid